Pete's General, LLC

Profit and Loss

January - December 2024

	TOTAL
Income	
Sales	
Sales - Square	2,513,444.41
Discounts	-49,368.79
Refunds	22.28
Total Sales - Square	**2,464,097.90**
Sales - Stripe	12,764.33
Sales - Uber/DoorDash	66,432.93
Sales - Wholesale	20,266.02
Too Good To Go	12,573.20
Total Sales	**2,576,134.38**
Sales of Product Income	0.00
Total Income	**$2,576,134.38**
Cost of Goods Sold	
COGS - Food	687,046.14
COGS - Merchandise	27,949.10
Total Cost of Goods Sold	**$714,995.24**
GROSS PROFIT	**$1,861,139.14**
Expenses	
Advertising & Marketing	11,878.42
Bank Charges & Merchant Fees	98,385.49
Car & Truck	16,373.88
Cleaning	13,579.89
Contractors	565.81
Dues & Software Subscriptions	33,243.70
Equipment & Furnishings - De Minimis	28,950.15
Insurance	18,556.65
Interest Paid	17,322.43
Job Supplies	88,485.77
Legal & Professional Services	22,283.04
Meals & Entertainment	4,818.36
Office Expense	2,992.02
Payroll Expenses	
Employee Benefits	22,165.12
Taxes	77,897.17
Wages	711,391.25
Total Payroll Expenses	**811,453.54**
Rent & Lease	225,106.59
Repairs & Maintenance	67,270.32
Square Fees	82,979.91
Taxes & Licenses	5,592.48

Pete's General, LLC

Profit and Loss
January - December 2024

	TOTAL
Travel	3,879.10
Utilities	52,081.78
Total Expenses	**$1,605,799.33**
NET OPERATING INCOME	**$255,339.81**
Other Income	
SBA Grant	10,000.00
Total Other Income	**$10,000.00**
Other Expenses	
Charitable Contributions	750.00
Total Other Expenses	**$750.00**
NET OTHER INCOME	**$9,250.00**
NET INCOME	**$264,589.81**

Pete's General, LLC

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Adv Fundamentals YBOR - 5791	0.00
Business Advantage Chk - 3812	231,973.36
Cash Clearing	17,417.38
Cash on Hand	5,400.00
Square Savings Ybor	16.18
Total Bank Accounts	**$254,806.92**
Other Current Assets	
Due from Other	37,937.01
Due from Square	2,501.56
Inventory	5,000.00
Inventory Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$45,438.57**
Total Current Assets	**$300,245.49**
Fixed Assets	
Accumulated Depreciation	-82,983.64
Back Pick Up Hood	4,000.00
Furniture & Fixtures	7,942.40
Leasehold Improvements	49,512.64
Machinery & Equipment	37,015.21
Bagel Kettle	9,078.00
Coffee Set Up	23,006.00
Espresso Machines	18,174.70
Oven Gulfport	13,771.70
Ventless Hood	22,837.95
Walk-In Refrigerator	7,593.79
Total Machinery & Equipment	**131,477.35**
Van	21,264.55
Total Fixed Assets	**$131,213.30**
Other Assets	
Security Deposit (3rd Location)	18,993.38
Total Other Assets	**$18,993.38**
TOTAL ASSETS	**$450,452.17**

Pete's General, LLC

Balance Sheet

As of December 31, 2024

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Ybor Business Adv Unlimited Cash Rewards - 3936	26,120.50
Total Credit Cards	**$26,120.50**
Other Current Liabilities	
Fundomate Technologies Loan	0.00
Fundomate Technologies Loan 2 (120k)	2,250.00
Fundomate Technologies Loan 3 (50k)	6,562.50
Fundomate Technologies Loan 4 (170K)	168,336.53
Gift Card Outstanding	4,632.26
Intuit Loan	100,000.00
Intuit Ybor Loan	0.00
Payroll Tax Payable	-17,530.51
Square Sales Tax Payable	14,009.05
Tips	22,562.50
YBOR Sales Tax Payable	0.00
Total Other Current Liabilities	**$300,822.33**
Total Current Liabilities	**$326,942.83**
Long-Term Liabilities	
EIDL	180,500.00
Notes Payable - Square	111,693.73
Notes Payable - YBOR Square	47,659.52
Van Note Payable	17,367.77
Total Long-Term Liabilities	**$357,221.02**
Total Liabilities	**$684,163.85**
Equity	
Owner's Draw	-426,882.15
Owner's Investment	186,527.03
Retained Earnings	-257,946.37
Net Income	264,589.81
Total Equity	**$ -233,711.68**
TOTAL LIABILITIES AND EQUITY	**$450,452.17**

Statement of Cash Flows

Pete's General, LLC

January-December, 2024

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	264,589.81
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Business Green Rewards Card (1006) - 2 (deleted)	-6,735.69
Due from Other	-37,937.01
Due from Square	-2,501.56
Fundomate Technologies Loan	-34,038.54
Fundomate Technologies Loan 2 (120k)	2,250.00
Fundomate Technologies Loan 3 (50k)	6,562.50
Fundomate Technologies Loan 4 (170K)	168,336.53
Gift Card Outstanding	-1,043.12
Intuit Loan	100,000.00
Intuit Ybor Loan	-6,345.80
Payroll Tax Payable	-16,375.78
Square Sales Tax Payable	1,345.20
Tips	14,139.17
Ybor Business Adv Unlimited Cash Rewards - 3936	-5,195.48
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$182,460.42**
Net cash provided by operating activities	**$447,050.23**
INVESTING ACTIVITIES	
Back Pick Up Hood	-4,000.00
Leasehold Improvements	-34,733.39
Machinery & Equipment:Bagel Kettle	-9,078.00
Machinery & Equipment:Espresso Machines	-18,174.70
Machinery & Equipment:Oven Gulfport	-13,771.70
Security Deposit (3rd Location)	-11,093.38
Van	-21,264.55
Net cash provided by investing activities	**-$112,115.72**
FINANCING ACTIVITIES	
EIDL	100.00
Notes Payable - Square	-60,644.06
Notes Payable - YBOR Square	-30,026.84
Owner's Draw	-176,129.49
Owner's Investment	2,497.31
Van Note Payable	17,367.77
Net cash provided by financing activities	**-$246,835.31**
NET CASH INCREASE FOR PERIOD	**$88,099.20**
Cash at beginning of period	**$166,707.72**
CASH AT END OF PERIOD	**$254,806.92**